UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

Carnival Corporation	Carnival plc
(Exact name of registrant as specified in its charter)	(Exact name of registrant as specified in its charter)

Republic of Panama	England and Wales
(State or other jurisdiction of incorporation)	(State or other jurisdiction of incorporation)

001-9610	001-15136
(Commission File Number)	(Commission File Number)

59-1562976	98-0357772
I.R.S. Employer Identification No.)	(I.R.S. Employer Identification No.)

3655 N.W. 87th Avenue Miami, Florida 33178-2428	Carnival House, 100 Harbour Parade, Southampton SO15 1ST, United Kingdom
(Address of principal executive offices) (Zip code)	(Address of principal executive offices) (Zip code)

(305) 599-2600	011 44 23 8065 5000
(Registrant’s telephone number, including area code)	(Registrant’s telephone number, including area code)

None	None
(Former name or former address, if changed since last report.)	(Former name or former address, if changed since last report.)

Enrique Miguez

Tel 305-599-2600 Ext. 18029

(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1—Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

This is the Form SD of Carnival Corporation and Carnival plc (together, the “Corporation”) for the calendar year 2020. Certain terms in this report are defined in Rule 13p-1 under the Securities Exchange Act of 1934 (“Rule 13p-1”).

In accordance with Rule 13p-1, the Corporation undertook inquiries to determine whether there was reason to believe that any “conflict minerals” that are necessary to the functionality or production of its products originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country (together with the DRC, the “Covered Countries”). Conflict minerals are defined in Section 1502(e)(4) of the Dodd-Frank Wall Street Reform and Consumer Protection Act as columbite-tantalite, also known as coltan (the metal ore from which tantalum is extracted); cassiterite (the metal ore from which tin is extracted); gold; wolframite (the metal ore from which tungsten is extracted) or their derivatives.

Description of process followed including Reasonable Country of Origin Inquiry (“RCOI”)

The Corporation implemented a process that is intended to ensure compliance with Rule 13p-1. The Corporation has undertaken to review products that it contracts to manufacture in order to identify any that contain conflict minerals. The outcome of this review was that gold (which is a conflict mineral) was detected in certain jewelry items it contracted for manufacture in 2020, which are sold onboard ships and online. The gold supplier provided a certification that confirmed that none of its gold products contain conflict minerals that come from the Covered Countries.

Based on its RCOI, the Corporation has no reason to believe its necessary conflict minerals may have originated in the Covered Countries for products manufactured in the calendar year 2020.

Section 2—Exhibits

Item 2.01 Exhibits

Based on the above no Conflict Minerals Report is required.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carnival Corporation	Carnival plc
By: /s/ Enrique Miguez Name: Enrique Miguez Title: General Counsel Date: May 26, 2021	By: /s/ Enrique Miguez Name: Enrique Miguez Title: General Counsel Date: May 26, 2021